UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
ECHOSTAR CORPORATION
(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

278768 106
(CUSIP Number)

 R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
 EchoStar Corporation
 100 Inverness Terrace E.
 Englewood, Colorado 80112
 (303) 706-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	278768 106

1		NAME OF REPORTING PERSON William R. Gouger

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		15,850,508 VOTING SHARES (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,850,508 VOTING SHARES (1)

WITH	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

15,850,508

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 29.9% (2)

14		TYPE OF REPORTING PERSON

IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Gouger is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 28 shares of Class A Common Stock owned beneficially directly by Mr. Gouger; (ii) 1,450 shares of Class A Common Stock owned beneficially indirectly by Mr. Gouger in his 401(k) Employee Savings Plan; (iii) 849,030 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power) of certain trusts established by Mr. Ergen for the benefit of his family; and (iv) 15,000,000 shares of Class B Common Stock owned beneficially by Mr. Gouger solely by virtue of his position as trustee (with sole voting and dispositive power, except as set forth in Item 6 below) of the Ergen Two-Year 2009 SATS GRAT. There is no arrangement or agreement between any of the trusts identified in clauses (iii) and (iv) above to vote or dispose of any shares of EchoStar. Mr. Gouger exercises voting and dispositive power with respect to each such trust independently and in accordance with his fiduciary responsibilities to the beneficiaries of such trusts.

(2) Based on 37,110,221 shares of Class A Common Stock outstanding on November 30, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 18.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 30.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

CUSIP No.	278768 106

1		NAME OF REPORTING PERSON Ergen Two-Year 2009 SATS GRAT

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		15,000,000 VOTING SHARES (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000,000 VOTING SHARES (1)

WITH	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

15,000,000 Shares (1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 28.8% (2)

14		TYPE OF REPORTING PERSON

IN

(1) All of the shares beneficially held by the Ergen Two-Year 2009 SATS GRAT are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2) Based on 37,110,221 shares of Class A Common Stock outstanding on November 30, 2009 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 17.7%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 29.2% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 1. Security and Issuer.

This Schedule 13D relates to shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) of EchoStar Corporation, a Nevada corporation formed in October 2007 (“EchoStar”). The principal executive offices of EchoStar are located at 100 Inverness Terrace East., Englewood, Colorado 80112.

ITEM 2. Identity and Background.

This statement is being filed jointly by: (a) William R. Gouger; and (b) the Ergen Two-Year 2009 SATS GRAT (the “2009 GRAT”), who are together referred to as the “Reporting Persons.” This Schedule 13D relates solely to, and is being filed for, shares held by Mr. Gouger, and shares transferred by Mr. Charles W. Ergen to the 2009 GRAT.

(A) William R. Gouger

Mr. Gouger’s principal occupation is Partner of Gouger, Franzmann & Hooke, LLC, and his principal address is 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. Mr. Gouger has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gouger is a citizen of the United States.

(B) 2009 GRAT

The 2009 GRAT was formed under the laws of the State of Colorado and its principal business is to hold a portion of the assets and estate of Mr. Ergen. Its address is c/o Mr. Gouger, as Trustee, at 400 Inverness Parkway, Suite 250, Englewood, Colorado 80112. The 2009 GRAT has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. As trustee of the 2009 GRAT, Mr. Gouger is vested with sole voting and investment power with respect to such shares, except as set forth in Item 6 below.

ITEM 3. Source and Amount of Funds and Other Consideration.

The 2009 GRAT acquired beneficial ownership of 15,000,000 shares of Class B Common Stock of EchoStar (the “Class B Common Stock”) when Mr. Ergen gifted such shares of Class B Common Stock to the 2009 GRAT on November 30, 2009. Shares of Class B Common Stock may be exchanged for shares of Class A Common Stock on a one-for-one basis at any time. Mr. Gouger, a former employee of DISH Network Corporation (“DISH Network”), acquired shares of Class A Common Stock of DISH Network pursuant to DISH Network’s employee compensation, benefit or similar plans and subsequently shares of Class A Common Stock of EchoStar as a result of the spin-off of EchoStar from DISH Network on January 1, 2008 .

The Reporting Persons may from time to time acquire shares of Class A Common Stock for investment purposes. Such Class A Common Stock may be acquired with personal funds of or funds borrowed by the Reporting Persons.

ITEM 4. Purpose of Transaction.

The Reporting Persons own shares beneficially held by them for general investment purposes.
As described in Item 3 above, Mr. Ergen gifted 15,000,000 shares of Class B Common Stock to the 2009 GRAT on November 30, 2009. Mr. Ergen established the 2009 GRAT for estate planning purposes. Under the trust agreement establishing the 2009 GRAT, Mr. William Gouger will serve as trustee of the 2009 GRAT and will hold sole voting and investment power over the 15,000,000 shares of Class B Common Stock held by the 2009 GRAT, except as set forth in Item 6 below. Mr. Ergen receives an annuity amount from the 2009 GRAT under the trust agreement governing the 2009 GRAT. Members of Mr. Ergen’s family are the beneficiaries of the 2009 GRAT. The 2009 GRAT will expire two years from the date of transfer of the shares of Class B Common Stock to the 2009 GRAT.

Except as noted in public filings by EchoStar, Mr. Gouger is not aware of any plans or proposals which it may have which relate to or would result in:

     (a) the acquisition by any person of additional securities of EchoStar, or the disposition of securities of EchoStar;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of EchoStar or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries;
     (d) any change in the present board of directors or management of EchoStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any material change in the present capitalization or dividend policy of EchoStar;
     (f) any material change in EchoStar’s business or corporate structure;
     (g) changes in EchoStar’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person;
     (h) causing a class of securities of EchoStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of the foregoing.

ITEM 5. Interest in Securities of the Issuer.

     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on December 1, 2009. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 1,478 outstanding shares of Class A Common Stock and 15,849,030 outstanding shares of Class B Common Stock of EchoStar as described more fully in the footnotes included on the cover pages of this Schedule 13D. There is no formal agreement to vote or dispose of the shares of EchoStar in a particular manner, except as set forth in Item 6 below. The dispositive and voting power of the shares held by the trusts that Mr. Gouger is a trustee over and Mr. Gouger is made independent of each other, except to the extent that Mr. Gouger is a trustee of each of the trusts and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such trust, except as set forth in Item 6 below.

     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed below, neither Mr. Gouger nor the 2009 GRAT is party to any contracts, arrangements, understandings or relationships, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies nor are any of the securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

The trust agreement for the 2009 GRAT contains an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by the 2009 GRAT unless a Change of Control Event occurs. If a Change of Control Event occurs, the trustee of the 2009 GRAT will have sole discretion with respect to the disposition of any shares of EchoStar held by the 2009 GRAT.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or
(B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the 2009 GRAT.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who: (a) was a member of such Board of Directors on November 30, 2009; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 9, 2005, September 5, 2008 and November 30, 2009; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

Item 7. Material to be Filed as Exhibits

Exhibit A: Agreement of Joint Filing

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM R. GOUGER
Dated: December 3, 2009	/s/ William R. Gouger
William R. Gouger

2009 GRAT
Dated: December 3, 2009	/s/ William R. Gouger
William R. Gouger, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX
Exhibit A: Agreement of Joint Filing

EXHIBIT A
Agreement of Joint Filing
Pursuant to Rule 13d-1(k)(l)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

WILLIAM R. GOUGER
Dated: December 3, 2009	/s/ William R. Gouger
William R. Gouger

2009 GRAT
Dated: December 3, 2009	/s/ William R. Gouger
William R. Gouger, Trustee